SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BEAZER HOMES USA, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.01 Par Value
Stock-Settled Stock Appreciation Rights
(Title of Classes of Securities)
07556Q105
(CUSIP Number of Class of Securities Underlying Options)

Kenneth F. Khoury, Esq.
Executive Vice President and General Counsel
Beazer Homes USA Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(770) 829-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation* $320,536	Amount of Filing Fee $17.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock-settled stock appreciation rights to purchase 310,011 shares of common stock of Beazer Homes USA, Inc. having an aggregate value of $320,536 as of August 3, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17.89	Filing Party:	Be Beazer Homes USA, Inc.
Form or Registration No.:	005-44189	Date Filed:	August 4, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offers).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offers).

Explanatory Note
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 4, 2009, relating to an offer by Beazer Homes USA, Inc., a Delaware corporation (“Beazer Homes”), to certain employees to exchange (the “Exchange Offer”) some or all of their outstanding stock options and/or stock-settled stock appreciation rights, subject to the terms and conditions set forth in the Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.
     On August 31, 2009, Beazer Homes announced that it was extending the expiration date of the Exchange Offer until 5:00 p.m., Eastern Time, on September 11, 2009. All references to the expiration date in the Offer to Exchange are amended to 5:00 p.m., Eastern Time on September 11, 2009, subject to further extension by Beazer Homes.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

Item 1.	Summary Term Sheet
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.
     (a)     Material Terms.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility”(Section 1), “Number of awards; expiration date” (Section 2), “Purposes of the Exchange Program” (Section 3), “Procedures for electing to exchange awards” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of awards for exchange and issuance of new awards” (Section 6), “Conditions of the Exchange Program” (Section 7), “Price range of shares underlying the Eligible Awards” (Section 8), “Source and amount of consideration; terms of restricted stock” (Section 9) “Status of awards acquired by us in the Exchange Program; accounting consequences of the Exchange Program” (Section 10), “Legal matters; regulatory approvals” (Section 13), “Certain U.S. federal income tax consequences” (Section 14), “Extension of Exchange Program; termination; amendment” (Section 15) and Schedule A attached to the Offer to Exchange is incorporated herein by reference.
     (b)     Purchases.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11)is incorporated herein by reference.

Item 12.	Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEAZER HOMES USA, INC.
Date: August 31, 2009	By:	/s/ Allan P. Merrill
		Name:	Allan P. Merrill
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009.

(a)(1)(B)*	Election Form.

(a)(1)(C)*	Withdrawal Form.

(a)(1)(D)*	Form of Memo to Eligible Holders of Options and/or Stock-Settled Stock Appreciation Rights from Fred Fratto, titled “Commencement of Stock Option and Stock-Settled Stock Appreciation Rights Exchange Program,” dated August 4, 2009.

(a)(1)(E)*	Forms of Confirmation Messages of Receipt of Election and Withdrawal Forms.

(a)(1)(F)*	Forms of Reminder Messages.

(a)(1)(G)	Form of Message Regarding Extension of Exchange Offer.

(b)	Not applicable.

(d)(1)	Amended and Restated 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, as filed with the Commission on August 8, 2008).

(d)(2)*	Form of Restricted Stock Award Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.

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